May 25, 2005

By U.S. Mail and Facsimile to (212) 504-6666

James J. Johnson, Esq.
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

Richard K. Willard, Esq.
Senior Vice President and General Counsel
The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

	Re:	The Procter & Gamble Company
      Draft of Amendment No. 3 to Form S-4 Submitted May 24, 2005
      File No. 333-123309

Dear Messrs. Johnson and Willard:

1. We note your response of May 25, 2005. Please provide us with further information about which Gillette and Braun products are included in the categories "household appliances" and "small household and personal diagnostic appliances."

      Please amend your response.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Dennis J. Block, Esq.
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, New York 10281
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James J. Johnson, Esq., The Procter & Gamble Company
Richard K. Willard, Esq., The Gillette Company
May 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE